CUSIP No. 38267D109                    Page 1                    Schedule 13D/A
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 30)
Under the Securities Exchange Act of 1934

GOOSEHEAD INSURANCE, INC.
(Name of Issuer)
CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
38267D109
(CUSIP Number)
Mark E. Jones
1500 Solana Blvd
Building 4, Suite 4500
Westlake, Texas
(214) 838-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2020
(Dates of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38267D109                    Page 2                    Schedule 13D/A

1.	Names of Reporting Persons. Mark E. Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 676,568
	8.	Shared Voting Power 18,665,773
	9.	Sole Dispositive Power 676,568
	10	Shared Dispositive Power 18,665,773
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,342,341(1) shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.58%
14	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) Includes 101,351 shares of Class B Common Stock beneficially owned by Mark E. Jones and Robyn Jones as co-trustees of the CP Descendants Trust (included only in this cover page for Mark E. Jones).

CUSIP No. 38267D109                    Page 3                    Schedule 13D/A

1.	Names of Reporting Persons. Robyn Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 516,139
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 516,139
11	Aggregate Amount Beneficially Owned by Each Reporting Person 516,139 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.40%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 4                    Schedule 13D/A

1.	Names of Reporting Persons. The Mark and Robyn Jones Descendants Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 10,891,281
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 10,891,281
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,891,281 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 29.61%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 5                    Schedule 13D/A

1.	Names of Reporting Persons. The Lanni Elaine Romney Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 279,534
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 279,534
11	Aggregate Amount Beneficially Owned by Each Reporting Person 279,534 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.76%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 6                    Schedule 13D/A

1.	Names of Reporting Persons. The Lindy Jean Langston Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 297,734
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 297,734
11	Aggregate Amount Beneficially Owned by Each Reporting Person 297,734 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.81%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 7                    Schedule 13D/A

1.	Names of Reporting Persons. The Camille LaVaun Peterson Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 290,434
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 290,434
11	Aggregate Amount Beneficially Owned by Each Reporting Person 290,434 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.79%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 8                    Schedule 13D/A

1.	Names of Reporting Persons. The Desiree Robyn Coleman Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 295,834
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 295,834
11	Aggregate Amount Beneficially Owned by Each Reporting Person 295,834 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.80%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 9                    Schedule 13D/A

1.	Names of Reporting Persons. The Adrienne Morgan Jones Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 297,734
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 297,734
11	Aggregate Amount Beneficially Owned by Each Reporting Person 297,734 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.81%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 10                    Schedule 13D/A

1.	Names of Reporting Persons. The Mark Evan Jones, Jr. Family Trust 2014
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 297,734
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 297,734
11	Aggregate Amount Beneficially Owned by Each Reporting Person 297,734 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.81%
14	Type of Reporting Person (See Instructions) OO (Trust)

CUSIP No. 38267D109                    Page 11                    Schedule 13D/A

1.	Names of Reporting Persons. Serena Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 824,974
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 824,974
11	Aggregate Amount Beneficially Owned by Each Reporting Person 824,974(1) shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.24%
14	Type of Reporting Person (See Instructions) IN, OO (Trustee)
1
1 Includes 97,943 shares benficially owned as trustee of the SLJ Dynasty Trust.

CUSIP No. 38267D109                    Page 12                    Schedule 13D/A

1.	Names of Reporting Persons. Lanni Romney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 373,995
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 373,995
11	Aggregate Amount Beneficially Owned by Each Reporting Person 373,995(1) shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.02%
14	Type of Reporting Person (See Instructions) IN, OO (Trustee)
1 12
2 Includes 88,704 shares of Class B Common Stock beneficially owned as the trustee of the Lanni Romney Spousal Lifetime Access Trust

CUSIP No. 38267D109                    Page 13                    Schedule 13D/A

1.	Names of Reporting Persons. Lindy Langston
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 427,849
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 427,849
11	Aggregate Amount Beneficially Owned by Each Reporting Person 427,849(1) shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.16%
14	Type of Reporting Person (See Instructions) IN, OO (Trustee)
13
3(1) Includes 90,270 shares of Class B Common Stock beneficially owned as trustee of the Lindy Langston Spousal LIfetime Access Trust.

CUSIP No. 38267D109                    Page 14                    Schedule 13D/A

1.	Names of Reporting Persons. Camille Peterson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 345,444
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 345,444
11	Aggregate Amount Beneficially Owned by Each Reporting Person 345,444 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.94%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 15                    Schedule 13D/A

1.	Names of Reporting Persons. Desiree Coleman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 403,557
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 403,557
11	Aggregate Amount Beneficially Owned by Each Reporting Person 403,557 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.10%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 16                    Schedule 13D/A

1.	Names of Reporting Persons. Adrienne Jones
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 486,557
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 486,557
11	Aggregate Amount Beneficially Owned by Each Reporting Person 486,557 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.32%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 17                    Schedule 13D/A

1.	Names of Reporting Persons. Mark E. Jones, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 467,558
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 467,558
11	Aggregate Amount Beneficially Owned by Each Reporting Person 467,558(1) shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.27%
14	Type of Reporting Person (See Instructions) IN, OO (Trustee)

(1) Includes 82,005 shares of Class B Common Stock beneficially owned as a trustee of the Jones 2020 Irrevocable Trust.

CUSIP No. 38267D109                    Page 18                    Schedule 13D/A

1.	Names of Reporting Persons. P. Ryan Langston
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,005
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,005
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,005 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.01%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 19                    Schedule 13D/A

1.	Names of Reporting Persons. Michael C. Colby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 540,155
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 540,155
11	Aggregate Amount Beneficially Owned by Each Reporting Person 540,155 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 1.47%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 20                    Schedule 13D/A

1.	Names of Reporting Persons. Mark Colby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 73,160
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 73,160
11	Aggregate Amount Beneficially Owned by Each Reporting Person 73,160 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.20%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 21                    Schedule 13D/A

1.	Names of Reporting Persons. The Colby 2014 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 815,134
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 815,134
11	Aggregate Amount Beneficially Owned by Each Reporting Person 815,134 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 2.22%
14	Type of Reporting Person (See Instructions) IN (Trust)

CUSIP No. 38267D109                    Page 22                    Schedule 13D/A

1.	Names of Reporting Persons. The Preston Michael Colby 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,896
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,896
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,896 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.11%
14	Type of Reporting Person (See Instructions) IN (Trust)

CUSIP No. 38267D109                    Page 23                    Schedule 13D/A

1.	Names of Reporting Persons. The Lyla Kate Colby 2014 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 38,896
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 38,896
11	Aggregate Amount Beneficially Owned by Each Reporting Person 38,896 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.11%
14	Type of Reporting Person (See Instructions) IN (Trust)

CUSIP No. 38267D109                    Page 24                    Schedule 13D/A

1.	Names of Reporting Persons. Matthew Colby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 80,000
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 80,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 80,000 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.22%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 25                    Schedule 13D/A

1.	Names of Reporting Persons. Michael Moxley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 99,008
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 99,008
11	Aggregate Amount Beneficially Owned by Each Reporting Person 99,008 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.27%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 38267D109                    Page 26                    Schedule 13D/A

1.	Names of Reporting Persons. Gary Delavan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 96,967
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 96,967
11	Aggregate Amount Beneficially Owned by Each Reporting Person 96,967 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.26%
14	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. Megan Bailey
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 105,017
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 105,017
11	Aggregate Amount Beneficially Owned by Each Reporting Person 105,017 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.29%
14	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. Ted Olsen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 58,378
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 58,378
11	Aggregate Amount Beneficially Owned by Each Reporting Person 58,378 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.16%
14	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. Brian Pattillo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 52,509
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,509
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,509 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.14%
14	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. Amber Burbank-Ach
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 71,427
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 71,427
11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,427 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.19%
14	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. Julia Jordan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 43,696
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 43,696
11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,696 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.12%
14	Type of Reporting Person (See Instructions) IN

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1.	Names of Reporting Persons. Drew Burks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 51,167
	9.	Sole Dispositive Power 0
	10	Shared Dispositive Power 51,167
11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,167 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.14%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
This statement on Schedule 13D (this “Statement”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of Goosehead Insurance, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1500 Solana Blvd, Building 4, Suite 4500, Westlake, Texas 76262.
Item 2. Identity and Background
(a)    This Schedule 13D is being filed pursuant to a joint filing agreement filed as Exhibit 1 hereto by:
1.    Mark E. Jones
2.    Robyn Jones
3.    The Mark and Robyn Jones Descendants Trust 2014
4.    The Lanni Elaine Romney Family Trust 2014
5.    The Lindy Jean Langston Family Trust 2014

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6.    The Camille LaVaun Peterson Family Trust 2014
7.    The Desiree Robyn Coleman Family Trust 2014
8.    The Adrienne Morgan Jones Family Trust 2014
9.    The Mark Evan Jones, Jr. Family Trust 2014
10.    Serena Jones
11.    Lanni Romney
12.    Lindy Langston
13.    Camille Peterson
14.    Desiree Coleman
15.    Adrienne Jones
16.    Mark E. Jones, Jr.
17.     P. Ryan Langston
18.    Michael C. Colby
19.    Mark Colby
20.    The Colby 2014 Family Trust
21.    The Preston Michael Colby 2014 Trust
22.    The Lyla Kate Colby 2014 Trust
23.    Matthew Colby
24.    Michael Moxley
25.    Gary Delavan
26.    Megan Bailey
27.     Ted Olsen
28.    Brian Pattillo
29.    Amber Burbank-Ach
30.    Julia Jordan
31.     Drew Burks

The foregoing entities and persons are referred to collectively as the “Reporting Persons.”
In connection with the closing of the Issuer’s initial public offering (the “IPO”) of the Issuer’s Class A Common Stock, the Issuer effected certain reorganization transactions. The Issuer entered into an amended and restated limited liability company agreement with the continuing members of Goosehead Financial, LLC, a Delaware limited liability company (“Goosehead Financial”), pursuant to which such members and their permitted transferees will be entitled to exchange their shares of Class B common stock of the Issuer, par value $0.01 per share (the “Class B Common Stock”), together with an equal number of limited liability company units ("LLC Units") in Goosehead Financial, for an equal number of shares of the Issuer’s Class A Common Stock.
Pursuant to a Voting Agreement dated as of May 1, 2018, as amended and restated on August 6, 2019, June 12, 2020, and September 18, 2020, by and among the Issuer and the Reporting Persons (the “Voting Agreement”), the Reporting Persons have agreed to vote all shares of the Issuer’s voting stock, including the Class A Common Stock and Class B Common Stock, then held by them together on all matters submitted to the Issuer’s common stockholders in the manner referred to under Item 6 below and Exhibit 5. The Issuer’s Class A Common Stock and Class B Common Stock vote together as a single class on substantially all matters submitted to the stockholders of the Issuer for approval. The Class A Common Stock carries one vote per share, and the Class B Common Stock currently carries one vote per share.

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(b)    The business address of each of the Reporting Persons is c/o the Issuer, 1500 Solana Blvd, Building 4, Suite 4500, Westlake, Texas 76262.
(c)    Certain of the Reporting Persons hold positions at the Issuer and its subsidiaries as their principal occupation.

Name	Principal Occupation (at Issuer)
Mark E. Jones	Chairman, Director and Chief Executive Officer
Robyn Jones	Director and Vice Chairman
Mark E. Jones, Jr.	Vice President - Finance
Serena Jones	Administrative Service Agent
P. Ryan Langston	Vice President and General Counsel
Michael Colby	President and Chief Operating Officer
Mark Colby	Chief Financial Officer
Matthew Colby	Vice President
Michael Moxley	Vice President
Gary Delavan	Vice President
Megan Bailey	Vice President
Ted Olsen	Managing Director
Brian Pattillo	Vice President
Amber Burbank-Ach	Managing Director
Julia Jordan	Managing Director
Drew Burks	Chief Information Officer
Lanni Romney	Attorney (not at Issuer)
Camille Peterson	Entrepreneur (not at Issuer)
Lindy Langston	Attorney (not at Issuer)
Adrienne Jones	Dentist (not at Issuer)
Desiree Coleman	Investor (not at Issuer)
(d) None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.
(e)    None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.
(f)    Each natural person identified in this Item 2, other than Serena Jones, is a citizen of the United States. Serena Jones is a citizen of Canada. Each entity identified in this Item 2 is organized under the laws of Texas.
Item 3. Source and Amount of Funds or Other Consideration
At the closing of the IPO of the Issuer’s Class A Common Stock, the Issuer entered into an amended and restated limited liability company agreement with the continuing members of Goosehead Financial pursuant to which such members and their permitted transferees are entitled to exchange their LLC Units in Goosehead Financial, together with an equal number of shares of Class B Common Stock (together with an equal number of LLC Units in Goosehead Financial) for an equal number of shares of the Issuer’s Class A Common Stock.
On May 1, 2018, the Issuer issued shares of Class A Common Stock, in the quantities set forth in the table in Item 5 of the Schedule 13D filed on behalf of the Reporting Persons on May 10, 2018, as consideration to purchase indirect ownership interests in Goosehead Management, LLC, a Delaware limited liability company, and Texas Wasatch Insurance Holdings Group, LLC from certain historical owners thereof, including those indicated above, at a price equivalent to $10.00 per share of Class A Common Stock.

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Item 4. Purpose of Transaction
The Reporting Persons acquired, and presently hold, Class A Common Stock and Class B Common Stock for investment purposes.
Each Reporting Person has signed and is a party to the Voting Agreement described in Item 2 above.
Except as otherwise described herein and Rule 10b5-1 Trading Plans, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
(a) and (b) The Reporting Persons (i) currently hold 99.45% of the outstanding Class B Common Stock and collectively control approximately 52.26% of the combined voting power of the Issuer’s common stock and (ii) beneficially own, calculated in accordance with Rule 13d-3, 52.58% of the Issuer’s Class A Common Stock, based on the percentage that would be held by the Reporting Persons if they fully converted their shares of Class B Common Stock into shares of Class A Common Stock and no other holders of Class B Common Stock converted their shares of Class B Common Stock. The percentages reported below and in Box 13 above for each Reporting Person reflect such beneficial ownership for each such Reporting Person.

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Reporting Person	Number of Shares of Class A Common Stock Owned(1)		Percentage of Class A Common Stock Outstanding(2)
Mark E. Jones	676,568	(3)	1.84%
Robyn Jones	516,139		1.40%
The Mark and Robyn Jones Descendants Trust 2014	10,891,281		29.61%
The Lanni Elaine Romney Family Trust 2014	279,534		0.76%
The Lindy Jean Langston Family Trust 2014	297,734		0.81%
The Camille LaVaun Peterson Family Trust 2014	290,434		0.79%
The Desiree Robyn Coleman Family Trust 2014	295,834		0.80%
The Adrienne Morgan Jones Family Trust 2014	297,734		0.81%
The Mark Evan Jones, Jr. Family Trust 2014	297,734		0.81%
Serena Jones	824,974		2.24%
Lanni Romney	373,995		1.02%
Lindy Langston	427,849		1.16%
Camille Peterson	345,444		0.94%
Desiree Coleman	403,557		1.10%
Adrienne Jones	486,557		1.32%
Mark E. Jones, Jr.	467,558		1.27%
P. Ryan Langston	5,005		0.01%
Michael Colby	540,155		1.47%
Mark Colby	73,160		0.20%
The Colby 2014 Family Trust	815,134		2.22%
The Preston Michael Colby 2014 Trust	38,896		0.11%
The Lyla Kate Colby 2014 Trust	38,896		0.11%
Matthew Colby	80,000		0.22%
Michael Moxley	99,008		0.27%
Gary Delavan	96,967	(4)	0.26%
Megan Bailey	105,017		0.29%
Ted Olsen	58,378	(5)	0.16%
Brian Pattillo	52,509		0.14%
Amber Burbank-Ach	71,427		0.19%
Julia Jordan	43,696	(6)	0.12%
Drew Burks	51,167	(7)	0.14%
(1)     Each Reporting Person has shared power to vote or dispose all shares listed pursuant to the Voting Agreement described herein except for the shares listed for Mark E. Jones for which he has the sole power to vote or dispose.
(2)    Based on the number of shares of Class A Common Stock (18,283,615) issued and outstanding as of December 31, 2020, the date of this report, and assuming all outstanding shares of Class B Common Stock (together with an equal number of LLC Units in Goosehead Financial) beneficially owned by the Reporting Persons (and excluding, for the avoidance of doubt, shares of Class B Common Stock owned by other persons) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.
(3) Includes 106,667 shares of Class A Common Stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2020.
(4) Includes 11,667 shares of Class A Common Stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2020.
(5) Includes 8,333 shares of Class A Common Stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2020.

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(6) Includes 8,333 shares of Class A Common Stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2020.
(7) Includes 4,167 shares of Class A Common Stock issuable upon exercise of options that have vested or will vest within 60 days after December 31, 2020.
Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, The Mark and Robyn Jones Descendants Trust 2014 sold shares of Class A Common Stock pursuant to a Rule 10b5-1 Trading Plan as set forth in the table below:

Date	Number of Shares of Class A Common Stock Sold	Weighted Average Price Per Share
11/16/2020	14,886	$123.70
11/17/2020	14,084	$120.67
11/23/2020	13,100	$124.04
11/24/2020	6,400	$119.01
12/21/2020	27,226	$128.52
12/22/2020	20,533	$128.89
12/23/2020	8,373	$123.17
12/24/2020	4,926	$123.17
12/28/2020	29,518	$124.48
12/29/2020	22,303	$123.12
12/30/2020	25,451	$124.77
Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, the Colby 2014 Family Trust sold shares of Class A Common Stock as set forth in the table below:

Date	Number of Shares of Class A Common Stock Sold	Weighted Average Price Per Share
11/20/2020	5,736	$125.88
11/23/2020	7,577	$125.11
11/24/2020	22,650	$120.28
11/25/2020	14,037	$120.26
Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, Michael Moxley sold shares of Class A Common Stock as set forth in the table below:

Date	Number of Shares of Class A Common Stock Sold	Weighted Average Price Per Share
11/12/2020	582	$120.05
11/13/2020	668	$120.00
Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, Michael Moxley sold shares of Class A Common Stock pursuant to a Rule 10b5-1 Trading Plan as set forth in the table below:

Date	Number of Shares of Class A Common Stock Sold	Weighted Average Price Per Share
12/21/2020	500	$130.03
Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, Mark Jones, Jr. sold shares of Class A Common Stock as set forth in the table below:

Date	Number of Shares of Class A Common Stock Sold	Weighted Average Price Per Share
11/18/2020	5,000	$122.46

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Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, Mark Colby sold shares of Class A Common Stock as set forth in the table below:

Date	Number of Shares of Class A Common Stock Sold	Weighted Average Price Per Share
11/19/2020	4,000	$125.00
Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, Serena Jones sold shares of Class A Common Stock as set forth in the table below:

Date	Number of Shares of Class A Common Stock Sold	Weighted Average Price Per Share
11/20/2020	19,202	$125.78
11/23/2020	9,997	$124.70
11/24/2020	200	$123.00
11/27/2020	8,017	$123.10
11/30/2020	31,484	$123.15
12/1/2020	300	$123.22

Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, Lindy Langston transferred shares of Class B Common Stock as a gift for no consideration to her husband, P. Ryan Langston, who is also a Reporting Person, as set forth in the table below:

Date	Number of Shares of Class B Common Stock Transferred	Weighted Average Price Per Share
11/20/2020	90,275	N/A - Gift

Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, Lanni Romney transferred shares of Class B Common Stock as a gift for no consideration to her husband, Nathan Romney, as set forth in the table below:

Date	Number of Shares of Class B Common Stock Transferred	Weighted Average Price Per Share
11/20/2020	88,709	N/A - Gift

Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, P. Ryan Langston transferred shares of Class B Common Stock as a gift for no consideration to the Lindy Langston Spousal Lifetime Access Trust as set forth in the table below:

Date	Number of Shares of Class B Common Stock Transferred	Weighted Average Price Per Share
11/30/2020	90,270	N/A - Gift

Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, Nathan Romney transferred shares of Class B Common Stock as a gift for no consideration to the Lanni Romney Spousal Lifetime Access Trust as set forth in the table below:

Date	Number of Shares of Class B Common Stock Transferred	Weighted Average Price Per Share
11/30/2020	88,704	N/A - Gift

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Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, Camille Peterson transferred shares of Class B Common Stock as a gift for no consideration to the CP Descendants Trust as set forth in the table below:

Date	Number of Shares of Class B Common Stock Transferred	Weighted Average Price Per Share
12/29/2020	101,351	N/A - Gift

Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, Serena Jones transferred shares of Class B Common Stock as a gift for no consideration to the SLJ Dynasty Trust as set forth in the table below:

Date	Number of Shares of Class B Common Stock Transferred	Weighted Average Price Per Share
12/29/2020	97,943	N/A - Gift

Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, Mark E. Jones, Jr. transferred shares of Class B Common Stock as a gift for no consideration to the Jones 2020 Irrevocable Trust as set forth in the table below:

Date	Number of Shares of Class B Common Stock Transferred	Weighted Average Price Per Share
12/31/2020	82,005	N/A - Gift

Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, P. Ryan Langston transferred shares of Class A Common Stock as a gift for no consideration to a Donor Advised Fund as set forth in the table below:

Date	Number of Shares of Class A Common Stock Transferred	Weighted Average Price Per Share
12/31/2020	10,000	N/A - Gift

Between November 12, 2020 (the date of the most recent Schedule 13D/A filed by the Reporting Persons) and December 31, 2020, Michael Colby transferred shares of Class A Common Stock as a gift for no consideration to a Donor Advised Fund as set forth in the table below:

Date	Number of Shares of Class A Common Stock Transferred	Weighted Average Price Per Share
12/31/2020	40,000	N/A - Gift

(d)    Other than as described herein and the beneficiaries of trusts that hold shares of Class A or Class B Common Stock reported herein, no other person is known to have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock beneficially owned by members of the group.
(e)    Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
In connection with the closing of the IPO, the Issuer effectuated certain reorganization transactions pursuant to which existing members of Goosehead Financial, including the Reporting Persons, obtained beneficial ownership of shares of Class B Common Stock.
Pursuant to the Amended and Restated Limited Liability Company Agreement of Goosehead Financial dated as of May 1, 2018 (the “Goosehead Financial LLC Agreement”), the Reporting Persons may exchange each share of Class B Common Stock (together with an LLC Unit of Goosehead Financial) for a share of Class A Common Stock on a one-for-one basis. When a share of Class B Common Stock is exchanged for a share of Class A Common Stock, a corresponding share of the Issuer’s Class B Common Stock will automatically be redeemed by the Issuer at par value and canceled. When a share of Class B Common Stock is exchanged for a share of Class A Common Stock, it will not be available for reissuance by the Issuer. See Exhibit 2.
Pursuant to a registration rights agreement entered into by and among the Issuer and certain holders of shares of Class B Common Stock, at any time after the expiration of the lock-up period described below, such holders can require the Issuer to register for resale under the Securities Act of 1933, as amended, the shares of Class A Common Stock issued upon exchange of the shares of Class B Common Stock, subject to specified limitations. The registration rights agreement also provides for customary piggyback rights. See Exhibit 3.
The Issuer entered into a tax receivable agreement with the pre-IPO members of Goosehead Financial effective as of the closing of the IPO that provides for the payment by the Issuer to such members of Goosehead Financial of 85% of the amount of tax benefits, if any, that the Issuer actually realizes (or in some circumstances is deemed to realize) as a result of increases in tax basis (and certain other tax benefits) resulting from purchases or exchanges of membership units of Goosehead Financial. See Exhibit 4.
The Reporting Persons have entered into a Voting Agreement pursuant to which they agreed to vote all their shares of voting stock, including Class A Common Stock and Class B Common Stock, together and in accordance with the instructions of Mark E. Jones on any matter submitted to the common stockholders of the Issuer for a vote. Under the Voting Agreement, the Reporting Persons have given an irrevocable proxy, coupled with an interest, to Mark E. Jones to vote such Reporting Person’s shares of Class A Common Stock and Class B Common Stock. If, for reasons of death, legal incapacity or any other cause, Mark E. Jones is unable to vote or exercise his right to vote, then the Reporting Persons agreed to vote in the manner directed by the Robyn Jones in connection with any such vote. If, for reasons of death, legal incapacity or any other cause, Mark E. Jones and Robyn Jones are unable to vote or exercise their respective rights to vote, then the Reporting Persons agreed to vote in the manner directed by both Ryan Langston and Mark Jones, Jr. in connection with any such vote. See Exhibit 5.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Goosehead Financial LLC Agreement, registration rights agreement, form of lock-up agreement, tax receivable agreement and Voting Agreement, filed herewith as Exhibits 2, 3, 4 and 5 respectively and incorporated herein by reference.
Other than the matters disclosed in this Schedule 13D, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships herein respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

1
Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 99.1 of the statement on Schedule 13D/A filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)

2
Amended and Restated Limited Liability Company Agreement of Goosehead Financial, LLC (incorporated by reference to Exhibit 2 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

3
Registration Rights Agreement (incorporated by reference to Exhibit 3 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

CUSIP No. 38267D109                    Page 41                    Schedule 13D/A

4	Tax Receivable Agreement (incorporated by reference to Exhibit 5 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

5
Amended and Restated Voting Agreement (incorporated by reference to Exhibit 5 of the statement of Schedule 13D/A filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)

24.1
Power of Attorney for Robyn Jones (incorporated by reference to Exhibit 24.1 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.2
Power of Attorney for The Mark and Robyn Jones Descendants Trust 2014 (incorporated by reference to Exhibit 24.2 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.3
Power of Attorney for The Lanni Elaine Romney Family Trust 2014 (incorporated by reference to Exhibit 24.3 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.4
Power of Attorney for The Lindy Jean Langston Family Trust 2014 (incorporated by reference to Exhibit 24.4 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.5
Power of Attorney for The Camille LaVaun Peterson Family Trust 2014 (incorporated by reference to Exhibit 24.5 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.6
Power of Attorney for The Desiree Robyn Coleman Family Trust 2014 (incorporated by reference to Exhibit 24.6 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.7
Power of Attorney for The Adrienne Morgan Jones Family Trust 2014 (incorporated by reference to Exhibit 24.7 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.8
Power of Attorney for The Mark Evan Jones, Jr. Family Trust 2014 (incorporated by reference to Exhibit 24.8 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.9
Power of Attorney for Serena Jones (incorporated by reference to Exhibit 24.9 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.1
Power of Attorney for Lanni Romney (incorporated by reference to Exhibit 24.10 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.11
Power of Attorney for Lindy Langston (incorporated by reference to Exhibit 24.11 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.12
Power of Attorney for Camille Peterson (incorporated by reference to Exhibit 24.12 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.13
Power of Attorney for Desiree Coleman (incorporated by reference to Exhibit 24.13 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.14
Power of Attorney for Adrienne Jones (incorporated by reference to Exhibit 24.14 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.15
Power of Attorney for Mark E. Jones, Jr. (incorporated by reference to Exhibit 24.15 of the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities and Exchange Commission on May 10, 2018)

24.16	Power of for Attorney for Ryan Langston (incorporated by reference to Exhibit 24.16 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on August 6, 2019)
24.17
Power of for Attorney for Michael C. Colby (incorporated by reference to Exhibit 24.17 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on June 12, 2020)

24.18
Power of for Attorney for Mark Colby (incorporated by reference to Exhibit 24.18 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on June 12, 2020)

CUSIP No. 38267D109                    Page 42                    Schedule 13D/A

24.19
Power of for Attorney for The Colby 2014 Family Trust (incorporated by reference to Exhibit 24.19 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on June 12, 2020)

24.20
Power of for Attorney for The Preston Michael Colby 2014 Trust (incorporated by reference to Exhibit 24.20 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on June 12, 2020)

24.21
Power of for Attorney for The Lyla Kate Colby 2014 Trust (incorporated by reference to Exhibit 24.21 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on June 12, 2020)

24.22
Power of for Attorney for Matthew Colby (incorporated by reference to Exhibit 24.22 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)

24.23
Power of for Attorney for Michael Moxley (incorporated by reference to Exhibit 24.23 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)

24.24
Power of for Attorney for Gary Delavan (incorporated by reference to Exhibit 24.24 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)

24.25
Power of for Attorney for Megan Bailey (incorporated by reference to Exhibit 24.25 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)

24.26
Power of for Attorney for Ted Olsen (incorporated by reference to Exhibit 24.26 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)

24.27
Power of for Attorney for Brian Pattillo (incorporated by reference to Exhibit 24.27 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)

24.28
Power of for Attorney for Amber Burbank-Ach (incorporated by reference to Exhibit 24.28 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)

24.29
Power of for Attorney for Julia Jordan (incorporated by reference to Exhibit 24.29 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)

24.30
Power of for Attorney for Drew Burks (incorporated by reference to Exhibit 24.30 of the statement on Schedule 13DA filed on behalf of the Reporting Persons with the Securities and Exchange Commission on September 18, 2020)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 31, 2020

CUSIP No. 38267D109                    Page 43                    Schedule 13D/A

1	/s/ Mark E. Jones
Mark E. Jones

2	/s/ Mark E. Jones, Attorney-in-Fact
Robyn Jones

3	THE MARK AND ROBYN JONES DESCENDANTS TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

4	LANNI ELAINE ROMNEY FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

5	LINDY JEAN LANGSTON FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

6	CAMILLE LAVAUN PETERSON FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

7	DESIREE ROBYN COLEMAN FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

8	ADRIENNE MORGAN JONES FAMILY TRUST 2014

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

9	MARK EVAN JONES, JR. FAMILY TRUST 2014

CUSIP No. 38267D109                    Page 44                    Schedule 13D/A

	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

10	/s/ Mark E. Jones, Attorney-in-Fact
Serena Jones

11	/s/ Mark E. Jones, Attorney-in-Fact
Lanni Romney

12	/s/ Mark E. Jones, Attorney-in-Fact
Lindy Langston

13	/s/ Mark E. Jones, Attorney-in-Fact
Camille Peterson

14	/s/ Mark E. Jones, Attorney-in-Fact
Desiree Coleman

15	/s/ Mark E. Jones, Attorney-in-Fact
Adrienne Jones

16	/s/ Mark E. Jones, Attorney-in-Fact
Mark E. Jones Jr.

17	/s/ Mark E. Jones, Attorney-in-Fact
Ryan Langston

18	/s/ Mark E. Jones, Attorney-in-Fact
Michael C. Colby

19	/s/ Mark E. Jones, Attorney-in-Fact
Mark Colby

20	THE COLBY 2014 FAMILY TRUST
	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

21	THE PRESTON MICHAEL COLBY 2014 TRUST
	By:	/s/ Mark E. Jones

CUSIP No. 38267D109                    Page 45                    Schedule 13D/A

	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

22	THE LYLA KATE COLBY 2014 TRUST
	By:	/s/ Mark E. Jones
	Name:	Mark E. Jones
	Title:	Attorney-in-Fact

23	/s/ Mark E. Jones, Attorney-in-Fact
Matthew Colby

24	/s/ Mark E. Jones, Attorney-in-Fact
Michael Moxley

25	/s/ Mark E. Jones, Attorney-in-Fact
Gary Delavan

26	/s/ Mark E. Jones, Attorney-in-Fact
Megan Bailey

27	/s/ Mark E. Jones, Attorney-in-Fact
Ted Olsen

28	/s/ Mark E. Jones, Attorney-in-Fact
Brian Pattillo

29	/s/ Mark E. Jones, Attorney-in-Fact
Amber Burbank-Ach

30	/s/ Mark E. Jones, Attorney-in-Fact
Julia Jordan

31	/s/ Mark E. Jones, Attorney-in-Fact
Drew Burks